

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

October 22, 2008

Mr. James Westmoreland
Chief Financial Officer
Daybreak Oil and Gas, Inc.
601 W. Main Ave., Suite 1012
Spokane, WA 99201

> **Re:** **Daybreak Oil and Gas, Inc.**
> **Form 10-KSB/A for Fiscal Year Ended February 29, 2008**
> **Filed July 14, 2008**
> **Form 10-Q for Fiscal Quarter Ended August 31, 2008**
> **Filed October 15, 2008**
> **Response letter dated September 26, 2008**
> **File No. 000-50107**

Dear Mr. Westmoreland:

We have reviewed your response and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB for the Fiscal Year Ended February 29, 2008

Note 2 - Summary of Significant Accounting Policies, page 73

Concentration of Credit Risk, page 76

1. We note your response to prior comment 3, proposing to disclose additional information about your major customers. The guidance of paragraph 39 of SFAS 131 requires you disclose revenues from each major customer; however, you propose to disclose revenues from each of your major projects. Given your statement that each of your four producing projects has one customer, we presume your proposed presentation complies with the guidance of SFAF 131. Please confirm our presumption is correct as well as confirm you intend to provide similar disclosure of your major customers for the year ended February 27, 2007.

Note 10 - Stockholders' Equity, page 88

2.   We note your response to prior comment 6, stating that you relied upon the
        guidance of SAB Topic 5:A to account for the "goodwill warrants" as you
        believe these warrants represent incremental costs related to certain private
        placement offerings. The guidance in this SAB does not appear applicable given
        the significant lapse in time between the completion of the private placement
        offerings which occurred in 2006 and the subsequent issuance of these warrants in
        2008. We would expect incremental costs that are directly attributable to an
        offering to be incurred prior to the completion of the offering or at the very latest,
        upon completion of the offering.

        We note the goodwill warrants were issued to the participants of the private
        placements in exchange for their waiver of their rights under the registration
        rights agreement. Please provide further detail of the rights the participants are
        waiving in exchange for the warrants. We presume you have filed the registration
        rights agreement as an exhibit. Please tell us location of this exhibit and identify
        within the agreement, the sections which outline the rights of the participants.

        In addition, please explain to us why you do not consider the issuance of the
        warrants a transfer of consideration under the registration rights agreement. Refer
        to FSP EITF 00-19-2 for further guidance.

Supplementary Information for Oil and Gas Producing Activities, page 96

3.   We note in your response to prior comment 7 you state the sale of the proved
        reserves portion of the Tuscaloosa property was reflected in the line item, "Sales
        of minerals in place" in the Proved Reserves Table and the Standardized Measure
        of Oil and Gas. Please tell us whether you included all proved reserves of the
        Tuscaloosa property in this line item. In this regard, we note your disclosure on
        page 82 indicating capitalized costs related to proved reserves were reported as a
        component of your account balance, Assets Held for Sale as of February 29,
        2008. Please note reserves related to discontinued operations should not be
        removed from these SFAS 69 disclosures until the sale of the proved reserves is
        complete.

Form 10-Q for the Interim Period Ended August 31, 2008

Financial Statements, page 3

Note 5 – Discontinued Operations and Assets Held for Sale, page 12

4.   We note you present certain pro forma information related to the disposition of
        the Tuscaloosa project. This disclosure does not appear to be meaningful, and is
        not called for under the guidance of SFAS 144 particularly given that you have
        already removed the effects of the component in presenting discontinued
        operations.

Controls and Procedures, page 31

5.   We note your certifying officers have concluded that your disclosure controls and
        procedures are effective as of August 31, 2008 to ensure timely reporting with the
        Securities and Exchange Commission. This appears to reflect a limitation on your
        conclusions. Please revise to clarify whether your disclosure controls and
        procedures were effective or not effective, without qualifications (i.e. not
        associating that conclusion with a particular aspect of design). Please contact us
        by telephone if you have questions regarding this comment.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments.

        You may contact Joanna Lam at (202) 551- 3476 if you have questions regarding
comments on the financial statements and related matters. Please contact me at (202)
551- 3686 with any other questions.

                                                        Sincerely,

                                                        Karl Hiller
                                                        Branch Chief